No Act
PE 1/26/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Alan J. Rice
Vornado Realty Trust
arice@vno.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-1-12

Re: Vornado Realty Trust
Incoming letter dated January 26, 2012

Dear Mr. Rice:

This is in response to your letter dated January 26, 2012 concerning the shareholder proposal submitted to Vornado Realty Trust by Gerald R. Armstrong. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

February 1, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vornado Realty Trust
Incoming letter dated January 26, 2012

The proposal requests that the board take the steps necessary to declassify the board of trustees.

There appears to be some basis for your view that Vornado Realty Trust may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Vornado Realty Trust's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Vornado Realty Trust omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VORNADO
REALTY TRUST

Alan J. Rice
Senior Vice President
Corporation Counsel

888 Seventh Avenue
New York, NY 10019
Tel 212 894-7050
Fax 212 894-7996
E-mail arice@vno.com

January 26, 2012

By E-mail to shareholderproposals@sec.gov

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Vornado Realty Trust
Omission of Stockholder Proposal under Exchange Act Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted by Vornado Realty Trust, a Maryland real estate investment trust (the "Company"), with respect to the enclosed proposal (the "Latter Proposal") submitted by Gerald R. Armstrong (the "Latter Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting"). The Company respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against the Company if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Latter Proposal from the Proxy Materials.

This letter is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) under the Exchange Act, the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive Proxy Materials with the Commission, and has concurrently sent copies of this correspondence to the Latter Proponent.

This letter sets forth the reasons for the Company's belief that it may omit the Latter Proposal from its Proxy Materials relating to the 2012 Annual Meeting pursuant to Rule 14a-8(i)(11) because it substantially duplicates a proposal submitted by the Illinois State Board of Investment (the "Initial Proposal" and, together with the Latter Proposal, the "Proposals"), which was previously submitted to the Company and which the Company intends to include in its Proxy Materials. For your convenience, we have set forth below the resolution portion of each Proposal.

A copy of the Latter Proposal, including the supporting statement, is enclosed as Exhibit A hereto. A copy of the Initial Proposal, including the supporting statement, is enclosed as Exhibit B hereto.

Initial Proposal

RESOLVED, that shareholders of Vornado Realty Trust urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

Latter Proposal

That the shareholders of VORNADO REALTY TRUST request its Board of Trustees to take the steps necessary to eliminate classification of terms of the Board of Trustees to require that all Trustees stand for election annually. The Board declassification shall be completed in a manner that does not affect the terms of the previously-elected Trustees.

Basis for Excluding the Latter Proposal

The Company believes that the Latter Proposal is substantially duplicative of the Initial Proposal, which will be included in the Proxy Materials. Rule 14a-8(i)(11) provides that a company may exclude a stockholder proposal "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff previously has stated that a company cannot select between duplicate proposals but must include the proposal first received in its proxy materials. *See Constellation Energy Group, Inc.* (February 19,2004) and *Wells Fargo & Co.* (February 5, 2003). The Company received the Initial Proposal via email on November 15, 2011 and the Latter Proposal by express mail on December 16, 2011.

In describing the predecessor to Rule 14a-8(i)(11), the Staff has stated that "[t]he purpose is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976). Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. See, e.g., *General Electric Co.* (December 30, 2009) and *Wells Fargo & Co.* (January 17, 2008).

The Latter Proposal may be omitted as substantially duplicative of the Initial Proposal. Both Proposals have the same "principal thrust" or "principal focus" in that they both seek to cause all of the Company's trustees to be elected annually. The Staff has previously granted relief under Rule 14a-8(i)(11) in nearly identical situations. In *Boston Properties, Inc.* (January 12, 2004), the Staff concurred with the company's view that a proposal requesting the board "declassify the Board of Directors for the purpose of Director elections" was substantially duplicative of a proposal requesting the board "take the necessary steps to instate the election of directors annually, instead of the stagger system ..." (Emphasis deleted). Similarly, in *Albertson's, Inc.* (April 4, 2002), the Staff concurred with the company's view that a proposal requesting the board "take the necessary steps to declassify the Board of Directors and establish annual elections of directors" was substantially duplicative of a proposal "to eliminate the classification of terms of [the] Board of Directors." *See also Western Union Co.* (February 25,2011) (concurring with the company's view that a proposal requesting the board "take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors" was substantially duplicative of a proposal asking the company to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year") and *H&Q Life Sciences* (March 24, 2011).

The Proposals are nearly identical as they do not differ in terms and scope. The Initial Proposal requests that the Board of Directors (Trustees) of the Company "take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors ..." and the Latter Proposal requests that the Board of Trustees "take the necessary steps to eliminate classification of terms of the Board of Trustees ... ". Moreover, the timing of implementation of the two Proposals is identical. In the Initial Proposal, the policy of annual elections would not prevent any Trustee elected prior to the 2013 annual meeting from completing the term for which such Trustee was elected. The Latter Proposal's implementation requires that it not affect the terms of the previously elected Trustees. Therefore, as with the Initial Proposal, the Latter Proposal does not affect the unexpired terms of incumbent trustees elected to the board before or at the 2012 Annual Meeting. Finally, the Proposals do not differ in the method of implementation as they both call for the Board of Trustees to take the "steps necessary" or the "necessary steps", as the case may be, to cause all of the Company's Trustees to be elected annually.

The Company also notes that inclusion of both Proposals would likely result in significant confusion for the Company's shareholders as they try to discern the difference between the two Proposals and could result in diminished shareholder participation in the proxy process due to the confusion.

Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Latter Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(11).

* * * * *

For the reasons discussed above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Latter Proposal from its Proxy Materials. Should the Staff disagree with the conclusion regarding omission of the Latter Proposal or if you have any questions or need any further information, please contact the undersigned by phone (212 894-7050), by e-mail (arice@vno.com) or by facsimile (212 894-7996) prior to the issuance of the Staff's response. We would appreciate it if you would send any communications to the Company to the attention of the undersigned at the above e-mail address. Thank you.

Yours truly,

Alan J. Rice
Secretary and
Senior Vice President

Enclosures

cc: Gerald R. Armstrong , Shareholder

Exhibit A

FISMA & OMB Memorandum M-07-16

December 13, 2011

VORNADO REALTY TRUST
Attention: Secretary
888 Seventh Avenue
New York City, New York 10019

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of VORNADO REALTY TRUST, at the coming annual meeting in 2012, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 73.714 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of trustees and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Express Mail No. EI 074318839 US

RESOLUTION

That the shareholders of VORNADO REALTY TRUST request its Board of Trustees to take the steps necessary to eliminate classification of terms of the Board of Trustees to require that all Trustees stand for election annually. The Board declassification shall be completed in a manner that does not affect the terms of the previously-elected Trustees.

STATEMENT

In the last annual meeting, nominees for the Board of Trustees did not receive a majority vote and proposals to require a majority-voting standard for nominees to be elected in annual meetings, the appointment of an "independent chairman" by the Board of Trustees, and this proposal— to elect all Trustees annually, passed overwhelmingly.

Our Board, whose independence seems challenged, has not taken any action to enact these wishes of shareholders.

The proponent believes this is disrespectful to the owners of Vornado and is, accordingly presenting this proposal again to serve as a reminder to the management of their owners.

In the last meeting, 125,129,167 shares—80.28% of the shares voted, worth $12,041,179,740.40 on the meeting date were voted in its favor. In the 2010 annual meeting, it received votes of 118,084,328 shares—79.34% of the shares voted.

The proponent believes accountability by Trustees is essential to any Trust and the election of Trustees is the strongest way shareholders influence the direction of their Trust.

Investors appear to be strongly supporting corporate governance policies and practices, and the level of accountability created by each, which are so often related to financial performance. It appears that when Trustees are more accountable for their actions, their performance is improved. Federal Real Estate Investment Trust adopted one-year terms for its Trustees after its shareholders voted for a similar proposal by this proponent.

While it may be argued that Trustees need and deserve continuity, Trustees should become aware that continuity and tenure are best assured when their performance as Trustees is exemplary and is deemed beneficial to the best interests of the Trust and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual elections of all Trustees could leave the Trust without experienced Trustees in the event that all incumbents are voted-out by shareholders.

In the unlikely event that shareholders do vote to replace all Trustees, such a decision would express their dissatisfaction with the incumbent Trustees and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual elections of all Trustees, please vote "FOR" this proposal.

Exhibit B

ILLINOIS STATE BOARD OF INVESTMENT

180 North LaSalle Street, Suite 2015
Chicago, Illinois 60601
(312) 793-5718

November 15, 2011

VIA EMAIL AND FEDEX
<u>RECEIPT CONFIRMATION REQUESTED</u>

Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2012 Annual Meeting

The Illinois State Board of Investment ("ISBI"), has continuously held at least $2,000 in market value of the common shares of Vornado Realty Trust (the "Company") for more than one year as of the date hereof and intends to continue to hold those securities through the date of the Company's 2012 annual meeting of shareholders (the "Annual Meeting"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, ISBI hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting.

The Harvard Law School Shareholder Rights Project (the "SRP") has agreed to represent and advise ISBI in connection with the Proposal. ISBI hereby authorizes the SRP to act on behalf of ISBI in relation to the Proposal, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the Proposal, engaging with the Company to reach a negotiated outcome, withdrawing the Proposal, presenting the Proposal, or arranging for its presentation by a designee of the SRP, at the Annual Meeting. This authorization does not grant the SRP the power to vote any shares owned by ISBI.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Harvard Law School Shareholder Rights Project, 1545 Massachusetts Avenue, Cambridge, MA 02138, with an electronic copy to director@srp.law.harvard.edu and a second electronic copy to linsey.schoemehl@illinois.gov.

Sincerely,

William R. Atwood
Executive Director

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of Vornado Realty Trust urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted by the Illinois State Board of Investment. The Harvard Law School Shareholder Rights Project represented and advised the Illinois State Board of Investment in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 50%; and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during the period January 1, 2010 – June 30, 2011 exceeded 75%.

The significant shareholder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Please vote for this proposal to make directors more accountable to shareholders.